Exhibit 99.1

Nano Dimension, in Collaboration with Semplastics, Receives Grant to Develop Unique Materials to Build 3D Low Density and High Thickness Ceramic Objects for Space Applications

NESS ZIONA, Israel- June 15, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has received a budget from the Israel Innovation Authority which will be used to finance a project to develop 3D ceramic materials, that can be used in inkjet technology, thus allowing the printing of low density and high thickness objects for space applications. The total approved budget for this project is NIS 585,000 (approximately $165,000), of which the Israel Innovation Authority will finance 30%. The terms of the grant provide that we will pay royalties on future sales up to the full grant amount.

This unique project is done in collaboration with Semplastics LLC, a leading supplier of engineered components for a broad range of industries, mainly semi-conductors. Nano Dimension and Semplastics have entered into a non-binding letter of intent with respect to the collaboration. This project will focus on the utilization of Semplastics’ novel ceramic material precursors using Nano Dimension’s unique 3D inkjet printing technology in order to build 3D high-thickness and low-density ceramic objects for aerospace applications.

The mechanical strength and thermal resistance properties of the ceramic materials make them a crucial element used for a variety of needs in the aerospace industry. The technologies available today to create ceramic elements are expensive, time and energy consuming from the design stage until final assembly, and do not support the creation of complex structures.

3D printing of high-resolution ceramic materials has the potential to allow the creation of complex geometrical shapes, thus allowing rapid and cheaper production of small batches of designated ceramic objects, used in the aerospace industry. A novel ceramic material, developed by Semplastics and used in prototype space applications in cooperation with NASA, will be 3D printed for this project. A modified resin will be developed for the Nano-Dimension 3D printer during this project, resulting in a light-weight yet highly mechanically stable object.

“We are very excited to collaborate with Nano Dimension on this innovative project”, said Bill Easter, CEO of Semplastics. “Building on our successful work with NASA, we see this work opening up even more applications for our unique ceramic materials.”

About Semplastics LLC

For more than 17 years, Semplastics has served the semiconductor industry by providing precision plastic parts for semiconductor manufacturing and development, focusing on polymeric materials and their applications. In early 2014, Semplastics produced the world’s thickest polymer-derived ceramic (PDC) sample to date (25mm thick) – a feat many in the industry had previously believed to be impossible. Semplastics’ PDC technology has been utilized in space applications for NASA, and is also filling unique requirements in other industries. The company is one of the leading innovators in materials technology.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

The company’s American Depositary Shares are traded on the NASDAQ, and its ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements in this press release when it discusses the details of grants to be received from the Israel Innovation Authority, the potential and possible uses of the company’s products, that the developed technology has the potential to allow the creation of complex geometrical shapes allowing rapid and cheaper production of small batches of designated ceramic objects for the aerospace industry, collaboration with Semplastics and developing a modified resin resulting in a light-weight, highly mechanically stable object. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com